FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2006

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

This report consists of consolidated Financial Statements issued by Compañía de Minas Buenaventura S.A.A. and subsidiaries on April 27, 2006, announcing the Company's First Quarter and cumulative 2006 results

FOR IMMEDIATE RELEASE

Compañía de Minas Buenaventura Announces

First Quarter 2006 Results

Lima, Peru, April 27, 2006 - Compañía de Minas Buenaventura S.A.A. ("Buenaventura" or "the Company") (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru's largest publicly traded precious metals mining company, announced today its results for the first quarter of 2006. All figures have been prepared in Peruvian GAAP and are stated in current Peruvian Nuevos Soles (S/.). For the convenience of the reader, figures are stated in U.S. dollars (US$) at a rate of S/.3.358 per US$1.00 for 1Q06 and S/.3.263 per US$1.00 for 1Q05.

Comments from the Chief Executive Officer:

Mr. Roque Benavides, Chief Executive Officer of Buenaventura stated:

"This quarter, Buenaventura's net income was US$125.1 million, or US$0.98 per ADS, which represents an increase of 89% when compared with 1Q05. This figure includes a negative effect in mark-to-market variation of US$10.3 million.

Operating income was US$55.7 million, 111% higher than the figure recorded in 1Q05 due mainly to higher silver production and higher prices of silver, zinc and lead that benefited all our operations. Total EBITDA was US$190.8 million, which represented a 62% increase when compared to 1Q05. EBITDA from Buenaventura's direct operations was US$50.6 million, 87% higher than in 1Q05."

Financial Highlights (in millions of US$, except EPS figures):

	1Q06	1Q05	Var%
Total Revenues	132.0	82.9	59%
Operating Income	55.7	26.4	111%
EBITDA (BVN Direct Operations)	50.6	27.1	87%
EBITDA (including Yanacocha and Cerro Verde)	190.8	117.5	62%
Net Income	125.1	66.3	89%
EPS	0.98	0.52	89%
Net Income Adjusted	135.4	59.2	129%
EPS Adjusted	1.06	0.47	129%

Operating Revenue

During 1Q06, net sales were US$106.3 million, a 58% increase when compared to the US$67.3 million reported in 1Q05 due to a 24% increase in silver sales as well as higher silver, lead and zinc prices. Royalty income during 1Q06 totaled US$13.0 million, a 29% increase when compared to the US$10.1 million reported in 1Q05. This was due to higher sales at Yanacocha.

Operating Highlights	1Q06	1Q05	Var.
Net Sales (in millions of US$)	106.3	67.3	58%
Average Realized Price Gold (US$/oz) Direct Operations*	344	376	-8%
Average Realized Price Gold (US$/oz) inc. Yanacocha	506	415	22%
Average Realized Price Silver (US$/oz)	9.70	6.94	40%
Average Realized Price Lead (US$/TM)	1,226	979	25%
Average Realized Price Zinc (US$/TM)	2,140	1,247	72%
Average Realized Price Copper (US$/Lb) inc. Cerro Verde	2.24	1.48	51%

(*) Does not include derivatives effect

Sales Content
	1Q06	1Q05	Var.
Gold (in oz) Direct Operations	100,120	85,228	17%
Gold (in oz) including Yanacocha	436,165	422,594	3%
Silver (in oz)	4,030,366	3,250,029	24%
Lead (in MT)	7,838	6,830	15%
Zinc (in MT)	12,981	12,536	4%

Production and Operating Costs

Buenaventura's equity production during 1Q06 was 93,144 ounces of gold, 5% higher than the 88,367 ounces reported in 1Q05, and 3,314,758 ounces of silver, a 1% increase when compared to the 3,288,099 ounces reported in 1Q05.

Equity Production[1]
	1Q06	1Q05	Var.
Gold (in oz)	93,144	88,367	5%
Gold (including Yanacocha)	442,537	435,785	2%
Silver (in oz)	3,314,758	3,288,099	1%
Lead (in MT)	4,254	4,244	0%
Zinc (in MT)	6,587	6,004	10%
Copper (including Cerro Verde)	4,216	2,015	109%

At Orcopampa (100%), total gold production in 1Q06 was 61,751 ounces, an 8% increase when compared to the 56,972 ounces in 1Q05.

Cash operating costs increased 10%, from US$118/oz in 1Q05 to US$130/oz in 1Q06. This was mainly explained by an increase in supplies and contractors' expenses due to 135% increase in the decline construction to deepen the mine. Exploration and development labors increased from 228m in the 1Q05 to 556m in the 1Q06.

Total royalties paid to the government at Orcopampa in 1Q06 totaled US$0.18 million.

At Uchucchacua (100%), total silver production during 1Q06 was 2,172,766 ounces, a 14% decrease when compared to the 2,536,761 ounces in 1Q05. For safety reasons the Company temporarily decided to:

  Exploit in areas that reported lower silver grades.

  Change the drilling method, which prevented from maintaining regular tonnage.

As a consequence of these decisions, and due to higher development expenses in the Casualidad Alta area, in preparation for the future oxide ore production, cash operating cost increased 33% from $2.69/oz in 1Q05 to US$3.57/oz in 1Q06.

Total royalties paid to the government at Uchucchacua in 1Q06 totaled US$0.23 million.

At Antapite (78.04%), total production during 1Q06 was 24,958 ounces of gold a 5% decrease when compared to the 26,308 produced in 1Q05 due to a 6% decrease in the gold grade.

Gold cash operating cost in 1Q06 was US$230/oz, a 19% increase when compared to the US$193/oz in 1Q05. This was due to lower ounces recovered as well as higher fuel consumption and prices.

Total royalties paid to the government at Antapite in 1Q06 totaled US$0.13 million.

At Colquijirca (34.29%), total zinc production was 15,508 MT in 1Q06, a 15% increase when compared to the 13,534 MT in 1Q05 due to higher zinc grade. Total silver production during 1Q06 was 1,997,908 ounces, a 140% increase when compared to the 831,727 ounces in 1Q05. This additional production was possible due to higher grade of silver in the area of the open pit under exploitation.

Zinc cash operating costs decreased 85% from US$711 per MT in 1Q05 to US$105 per MT in 1Q06. This was due to a significant silver and lead by-product credit contribution.

Total royalties paid to the government at Colquijirca in 1Q05 totaled US$0.36 million.

Operating Expenses

General and administrative expenses for 1Q06 were US$8.1 million, a 21% increase compared to the US$6.7 million in 1Q05. This increase was due to the annual increase in payroll and the provision for the Company's long-term compensation program.

Exploration costs in non-operating areas during 1Q06 were US$8.3 million, a 40% increase compared to the US$6.0 million during 1Q05. This quarter's figure includes a US$3.5 million expense for the purchase of mining concessions.

Operating Income

Operating income in 1Q06 was US$55.7 million, a 111% increase compared to the US$26.4 million in 1Q05. This was mainly due to an increase in silver sales in Colquijirca, as well as higher silver, zinc and lead realized prices.

Income from Non-consolidated Affiliates

Buenaventura's income from non-consolidated affiliates was US$92.3 million during 1Q06, an increase of 79% when compared to the US$51.5 million reported in 1Q05. This increase is explained by higher results obtained at Yanacocha (US$76.6 million) and Cerro Verde (US$15.3 million).

At Yanacocha (43.65%), 1Q06 total gold production was 800,443 ounces of gold, an increase of 1% when compared to 1Q05 production (795,917 ounces), we continue to budget 2.6 million ounces for the full year.

Gold cash cost at Yanacocha during 1Q06 was US$165/oz, which represented a 12% increase compared to a gold cash cost of US$147/oz in 1Q05 mainly due to an increase in tons mined, increased consumption of higher priced commodities, in addition to higher labor costs.

Net income at Yanacocha during 1Q06, was US$173.0 million, a 54% increase when compared to the 1Q05 figure (US$112.6 million) due to higher gold prices.

During 1Q06, EBITDA was US$288.8 million, an increase of 40% compared to 1Q05 (US$207.0 million). This increase was due to the 30% higher realized price of gold that increased from US$425/oz in 1Q05 to US$554/oz in 1Q06.

At Cerro Verde (18.48%), 1Q06 total copper production was 22,741 MT a 5% increase when compared to 1Q05 (21,705 MT).

Net sales at Cerro Verde increased 39% from US$67.2 million in 1Q05 to US$93.5 million in 1Q06 mainly due to an increase in the average price of copper in spite of a 6.2 million pounds lower dispatch of copper (lower sales) that increased inventories. Cost of sales during the 1Q06 was 25% over sales (40% in 1Q05).

In 1Q06, net income reached US$77.2 million, a 136% increase compared to the 1Q05 (US$32.7 million).

Capital expenditures for 1Q06 were US$162.6 million (US$32.7 million in 1Q05) of which US$160.3 million was allocated to the construction of the Primary Sulfide Project. Regarding this project, engineering is nearly complete, while advances are ahead schedule and within budget, despite increases in supply prices.

Net Income

This quarter, Buenaventura's net income was US$125.1 million, representing US$0.98 per ADS, a 89% increase compared to 1Q05. This figure includes a loss of US$10.3 million, from a "change in the fair value of derivative instruments" (in accordance with IAS39 for derivative instruments). Without considering this effect, net income for the quarter was US$135.4 million, or US$1.06 per ADS.

Hedging Operations

On March 22, 2006, 340,000 gold ounces were converted from derivatives to physical delivery commitments with no cash effect for the Company. At the end of 1Q06, the Company has all its gold commitments in physical delivery as shown in Exhibit 3.

The total hedge book mark-to-market value as of 04/01/2006 was a negative US$584.4 million.

During 1Q06, the Company executed 150,000 ounces of silver in derivative instruments.

Project Development

UCHUCCHACUA

  The sulfides cyanidation plant project was completed in April according to budget and testing will begin in May. The complementary facility to treat oxide ore is expected to be completed in 3Q06 with an estimated investment of US$3.6 million.

  This quarter the Company started deepening the Master Shaft from 4060 to 3900 levels, which will lead to deepening the Carmen and Socorro mines. Expected total investment for this project is US$10.3 million.

ORCOPAMPA

  Ramps at Nazareno and Prometida mines were extended 635m in the 1Q06 reaching the level 3490. This project began in May 2004 and accumulated an investment of US$19.8 million as of March 31, 2006. We expect completion by the end of 2006. Likewise, an auxiliary shaft to improve ventilation and ore transport will be constructed in the Prometida area.

MARCAPUNTA

  In the 1Q06, the main decline advanced 246m, accumulating up to date 1,222m. We expect an advance of 300m in the main ramp during the next quarter. In addition, in Marcapunta North, a pilot plant to treat 1000 MT/day is expected to begin full operations in 3Q06.

* * * * *

Company Description

Compañía de Minas Buenaventura S.A.A. is Peru's largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates three mines in Peru and also has controlling interests in four mining companies as well as a minority interest in several other mining companies in Peru. The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation) and is one of the most important precious metal producers in the world.

Note on Forward-Looking Statements

This press release may contain forward-looking information (as defined in the U.S. Private Securities Litigation Reform Act of 1995) that involve risks and uncertainties, including those concerning the Company's and Yanacocha's costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries' plans for capital expenditures, estimates of reserves and Peruvian political, economical, social and legal developments. These forward-looking statements reflect the Company's view with respect to the Company and Yanacocha's future financial performance. Actual results could differ materially from those projected in the forward-looking statements as a result of a variety of factors discussed elsewhere in this Press Release.

**Tables to follow**

Appendix 1.

Equity Participation in Affiliates and Subsidiaries
	BVN	Operating
	Equity %	Mines
Minera Yanacocha	43.65	Yanacocha
Sociedad Minera El Brocal*	34.29	Colquijirca
Inversiones Mineras Del Sur*	78.04	Antapite / Ishihuinca
Sociedad Minera Cerro Verde	18.48	Cerro Verde
Cedimin*	100.00	Shila / Paula
Minera Minasnioc*	60.00	Minasnioc Project
Minera La Zanja *	53.06	La Zanja Project
Buenaventura Ingenieros*	100.00	-
Consorcio Energetico de Huancavelica*	100.00	-

*Consolidates

Appendix 2.

	GOLD PRODUCTION
	Three Months Ended March 31
	Orcopampa			Antapite
	2006	2005	%	2006	2005	%
Ore Milled DST	114,756	110,054	4.3%	44,202	44,335	-0.3%
Ore Grade OZ/ST	0.56	0.54	3.2%	0.59	0.62	-5.7%
Recovery Rate %	95.8%	95.4%	0.4%	96.4%	95.6%	0.9%
Ounces Produced	61,751	56,972	8.4%	24,958	26,308	-5.1%

	SILVER PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2006	2005	%	2006	2005	%
Ore Milled DST	190,849	202,850	-5.9%	366,384	365,857	0.1%
Ore Grade OZ/ST	15.70	16.88	-7.0%	7.10	3.12	127.5%
Recovery Rate %	72.5%	74.1%	-1.6%	77.1%	72.6%	4.4%
Ounces Produced	2,172,766	2,536,761	-14.3%	1,997,908	831,727	140.2%

	ZINC PRODUCTION
	Three Months Ended March 31
	Uchucchacua			Colquijirca
	2006	2005	%	2006	2005	%
Ore Milled DST	190,849	202,850	-5.9%	366,384	365,857	0.1%
Ore Grade %	1.15%	1.46%	-21.5%	6.26%	5.90%	6.2%
Recovery Rate %	52.9%	57.5%	-4.6%	74.4%	73.1%	1.3%
ST Produced	1,156	1,728	-33.1%	17,095	14,918	14.6%

Appendix 3.

Total Gold Commitments
Physical Gold Delivery
As of 01/04/06

		2006	2007	2008	2009	2010	2011	2012	Total
285	Oz	291,000	368,000	388,000	383,000	380,000	354,000	60,000	2,224,000
	$/oz	318.38	315.16	311.11	305.10	288.42	285.00	285.00	302.96
290	Oz	291,000	368,000	388,000	383,000	380,000	354,000	60,000	2,224,000
	$/oz	329.20	326.71	322.71	317.44	302.24	299.75	290.00	315.28
300	Oz	291,000	368,000	388,000	383,000	380,000	354,000	60,000	2,224,000
	$/oz	331.52	329.43	326.57	322.53	310.13	308.05	300.00	320.52
345	Oz	291,000	368,000	388,000	383,000	380,000	354,000	60,000	2,224,000
	$/oz	338.94	338.13	342.96	345.44	345.66	345.42	345.00	342.97
350	Oz	291,000	368,000	388,000	383,000	380,000	354,000	60,000	2,224,000
	$/oz	338.94	338.13	343.74	347.21	348.82	348.09	345.00	344.38
385	Oz	291,000	368,000	388,000	383,000	380,000	354,000	60,000	2,224,000
	$/oz	338.94	338.13	349.15	359.54	370.92	366.78	345.00	354.19
420	Oz	291,000	368,000	388,000	383,000	380,000	354,000	60,000	2,224,000
	$/oz	338.94	338.13	354.56	370.12	393.03	394.11	404.00	366.68
436	Oz	291,000	368,000	388,000	383,000	380,000	354,000	60,000	2,224,000
	$/oz	338.94	338.13	354.56	370.12	403.13	402.65	404.00	369.76
451	Oz	291,000	368,000	388,000	383,000	380,000	354,000	60,000	2,224,000
	$/oz	338.94	338.13	354.56	370.12	403.13	410.66	404.00	371.04

Appendix 4.

Silver Derivatives
As of 01/04/06

	At US $ 4.00		At US $ 4.15		At US $ 6.20		At US $ 6.33		At US $ 6.50		At US $ 7.00
Year	Oz	$ / oz	Oz	$ / oz	Oz	$ / oz	Oz	$ / oz	Oz	$ / oz	Oz	$ / oz
2006	125,000	6.00	125,000	6.00	150,000	6.00	166,250	6.00	187,500	6.00	250,000	6.00
	125,000	6.00	125,000	6.00	150,000	6.00	166,250	6.00	187,500	6.00	250,000	6.00

Appendix 5.

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Balance Sheets
As of December 31, 2005 (audited) and March 31, 2006 (not audited)
	2005	2006	2,006
	S/(000)	S/(000)	US$(000)

Assets
Current assets
Cash and cash equivalents	332,102	502,342	149,596
Investment funds	52,884	55,681	16,582
Trade accounts receivable	93,354	108,083	32,187
Other accounts receivable, net	19,089	16,713	4,977
Accounts receivable from affiliates	66,038	56,230	16,745
Inventories, net	94,377	92,709	27,608
Current portion of prepaid tax and expenses	43,182	46,335	13,798

Total current assets	701,026	878,093	261,493

Long - term other accounts receivable	5,044	5,023	1,496
Prepaid tax and expenses	12,405	12,998	3,871
Investments in shares	2,502,267	2,645,633	787,860
Mining rights, property, plant and equipment, net	583,281	579,274	172,506
Development costs, net	163,924	166,075	49,457
Deferred income tax and workers' profit sharing asset, net	308,091	385,440	114,783
Other assets	5,303	5,078	1,512

Total assets	4,281,341	4,677,614	1,392,978

	2005	2006	2,006
	S/(000)	S/(000)	US$(000)

Liabilities and shareholders' equity, net
Current liabilities
Bank loans	26,229	17,408	5,184
Trade accounts payable	53,089	47,863	14,253
Dividends and other current liabilities	204,596	301,082	89,661
Derivative instruments	59,138	4,464	1,329
Current portion of long-term debt	1,631	1,991	593
Deferred income from sale of future production	107,079	164,646	49,031

Total current liabilities	451,762	537,454	160,051

Long-term other liabilities	96,852	100,442	29,914
Derivative instruments	168,017	-	0
Long-term debt	1,367	1,696	505
Deferred income from sale of future production	613,791	772,414	230,022

Total liabilities	1,331,789	1,412,006	420,492

Shareholders' equity, net
Capital stock, net of treasury shares by S/49,659,000 in 2005 and 2006	596,755	596,755	177,711
Investment shares, net of treasury shares by S/127,000 in 2005 and 2006	1,622	1,622	483
Additional paid-in capital	609,734	609,734	181,577
Legal reserve	129,276	129,276	38,498
Others reserves	923	923	275
Retained earnings	1,598,717	1,926,817	573,799
Cumulative translation loss	(67,962)	(112,190)	-33,410
Cumulative unrealized gain on investments in shares carried at fair value	240	255	76

	2,869,305	3,153,192	939,009
Minority interest	80,247	112,416	33,477

Total shareholders' equity, net	2,949,552	3,265,608	972,486

Total liabilities and shareholders' equity, net	4,281,341	4,677,614	1,392,978

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Income (not audited)

	For the three-month periods ended March 31
	___________________________
	2005	2006	2006
	S/(000)	S/(000)	US$(000)

Operating revenues
Net sales	219,626	356,804	106,255
Royalties income	32,871	43,798	13,043
Realized income from sale of future production	18,078	42,721	12,722
	_____	______	______
Total revenues	270,575	443,323	132,020
	_____	______	______
Costs of operation
Operating costs	85,005	127,636	38,010
Exploration and development costs in operational mining sites	28,668	36,900	10,989
Depreciation and amortization	17,960	20,263	6,034
	_____	______	______
Total costs of operation	131,633	184,799	55,033
	_____	______	______
Gross margin	138,942	258,524	76,987
	_____	______	______
Operating expenses
Exploration costs in non-operational mining sites	19,459	27,984	8,334
General and administrative	21,820	27,170	8,091
Royalties to third parties	5,289	8,669	2,582
Selling	3,616	4,059	1,209
Royalties to Peruvian Government	2,310	3,282	977
Amortization of other assets	248	225	67
	_____	______	______
Total operating expenses	52,742	71,389	21,260
	_____	______	______
Operating income	86,200	187,135	55,727
	_____	______	______
Other income (expenses), net
Share in affiliated companies, net	167,928	309,926	92,295
Interest income	3,934	3,228	961
Gain (loss) from change in the fair value of derivative instruments	15,821	(43,876)	(13,066)
Interest expenses	(3,247)	(2,026)	(603)
Exchange difference gain	(544)	(6,326)	(1,884)
Other, net	(5,491)	(351)	(104)
	_____	______	______
Total other income (expenses), net	178,401	260,575	77,599
	_____	______	______

Income before workers' profit sharing, income tax	264,601	447,710	133,326
Workers' profit sharing	(6,332)	7,893	2,351
Income tax	(30,727)	13,980	4,163
	_____	______	______

Net income	227,542	469,583	139,840
Net income of minority interest	(11,292)	(49,656)	(14,787)
	_____	______	______

Net income of Compañia de Minas Buenaventura S.A.A.	216,250	419,927	125,053
	__	______	______

Basic and diluted earnings per share, of Compañia de Minas Buenaventura S.A.A., stated in Peruvian Nuevos Soles and U.S. dollars	1.70	3.30	0.98
	_____	______	______
Weighted average number of shares outstanding	127,236,219	127,221,164	127,221,164
	______	______	______

Compañía de Minas Buenaventura S.A.A. and subsidiaries

Consolidated Statements of Cash Flows (not audited)
	For the three-month periods ended March 31,
	_____________________________
	2,005	2,006	2,006
	S/(000)	S/(000)	US$(000)

Operating activities
Collection from customers	245,804	342,075	101,869
Collection of dividends	42,677	131,644	39,203
Collection of royalties	36,250	55,638	16,569
Recoveration of value added tax receivable	6,652	23,810	7,091
Collection of interest	3,661	2,752	820
Payments to suppliers and third parties	(112,563)	(144,861)	(43,140)
Payments to employees	(41,977)	(65,255)	(19,432)
Payments of exploration expenditures	(41,818)	(52,833)	(15,734)
Payments of income tax	(13,607)	(27,794)	(8,277)
Payments of royalties	(6,239)	(14,156)	(4,216)
Payments of interest	(3,247)	(2,026)	(603)
	_____	_____	_____
Net cash provided by operating activities	115,593	248,994
			74,150
	_____	_____	_____

Investing activities
Purchase of plant and equipment	(8,055)	(22,396)	(6,669)
Development cost expenditures	(10,098)	(12,675)	(3,775)
Payments by purchase of investments in shares	-	(9,204)	(2,741)
Payments from derivative instruments settled, net	(7,300)	(9,127)	(2,718)
Decrease (increase) of investment fund	34,816	(3,290)	(980)
Proceeds from sale of plant and equipment	-	257	77
Decrease on time deposits in local currency	6,930	-	-
	_____	_____	_____
Net cash used in investing activities	16,293	(56,435)
			(16,806)
	_____	_____	_____
Financing activities

Payments of dividends for minority interest shareholders	-	(14,187)	(4,225)
Decrease of bank loans, net	(1,633)	(8,821)	(2,627)
Increase (decrease) of long-term debt	(12,339)	689	205
	_____	_____	_____
Net cash used in financing activities	(13,972)	(22,319)	(6,647)
	_____	_____	_____
Net increase in cash during the period	117,914	170,240	50,697
Cash at beginning of period	590,607	332,102	98,899
	_____	_____	_____

Cash at period-end	708,521	502,342	149,596
	_____	_____	_____
	For the three-month periods ended March 31
	_______________________________
	2,005	2,006	2,006
	S/(000)	S/(000)	US$(000)

Reconciliation of net income of Compañía de Minas Buenaventura S.A.A. to net cash provided by operating activities
Net income of Compañía de Minas Buenaventura S.A.A.	216,250	419,927	125,053
Add (deduct)
Net income of minority interest	11,292	49,656	14,787
Loss (gain) from change in the fair value of derivative instruments	(15,821)	43,876	13,066
Depreciation and amortization	18,506	20,997	6,253
Amortization of development costs	5,996	9,592	2,856
Accretion Expenses	974	4,315	1,285
Exchange difference loss	544	6,326	1,884
Net cost of retired plant and equipment	432	443	132
Amortization of other assets	248	225	67
Share in affiliated companies, net of dividends	(125,251)	(178,282)	(53,092)

Loss (gain) for deferred income tax and workers' profit sharing expenses	6,739	(77,349)	(23,034)
Realized income from sale of future production	(18,078)	(42,721)	(12,722)
Long-term officers' compensation, net *	-	3,771	1,123
Loss (gain) from change in the fair value of investment fund	109	(547)	(163)
Reversal of obsolescence inventory reserve	(563)	-	-
Allowance for doubtful accounts	26	-	-
Provision for exploration costs in subsidiary	6,286	-	-
Net changes in assets and liabilities accounts
Decrease (increase) of operating assets -
Trade and other accounts receivable	34,566	(2,524)	(751)
Inventories	(2,444)	3,466	1,032
Prepaid tax and expenses	(30,813)	(3,746)	(1,115)
Increase (decrease) of operating liabilities -
Trade accounts payable and other liabilities	6,595	(8,431)	(2,511)
	_____	_____	______
Net cash provided by operating activities	115,593	248,994	74,150

	_____	_____	______
Transaction that did not affect cash flows:
Tranfer from derivative instruments to
deferred income from sale of future production	-	258,911	77,103
	_____	_____	______
(*) This provision corresponds to a long term compensation (10 year program) granted to the
Company to certain officers, as further explained in the note 17(b) to the annual audited report

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: April 27, 2006